Exhibit 99.5

Ming Shing Group Holdings Limited Announces Entering into a Bitcoin Purchase Agreement for the Purchase of 4,250 Bitcoins

Hong Kong, August 20, 2025 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its business development.

Ming Shing is pleased to announce that it has entered into a Bitcoin purchase agreement (the “Bitcoin Purchase Agreement”) with Winning Mission Group Limited (the “Seller”), a company incorporated under the laws of the British Virgin Islands, for the purchase of 4,250 Bitcoins, in the consideration of US$482,961,500 (an average price of US$113,638 per Bitcoin, payable at the closing of the Bitcoin Purchase Agreement, which is anticipated to occur on or prior to December 31, 2025, in the form of (i) a convertible promissory note with a principal amount of US$482,961,500; and (ii) a warrant to purchase 402,467,916 Ordinary Shares of the Company (the “Transaction”).

Concurrent with entry into the Bitcoin Purchase Agreement, (i) the Company; (ii) the Seller; and (iii) Rich Plenty Investment Limited, a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, (the “Assignee”), entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the Seller assigns to the Assignee the interest in 50% of the value of the Consideration, in consideration of the Assignee issuing a promissory note to the Seller in the amount of 2,125 Bitcoins (the “Assignment”). Therefore, pursuant to the Bitcoin Purchase Agreement and the Assignment, the Company shall issue to each of the Seller and the Assignee (i) a convertible promissory note with a principal amount of US$241,480,750 (each the “Note”); and (ii) a warrant to purchase 201,233,958 Ordinary Shares (each the “Warrant”) of the Company, as consideration of the purchase of 4,250 Bitcoins.

Convertible Promissory Note

Upon the Closing, the Company shall issue a Note to the name of the Seller and the Assignee or their respective designee/assignee in the principal amount of US$241,480,750 and US$241,480,750, respectively, in a transaction excluded from registration under the Securities Act of 1933, as amended.

Pursuant to the Note, the maturity date is 120 months from the original issuance date of the Note, subject to acceleration pursuant to the terms of the Note. Interest shall accrue on the unpaid principal balance of the Note at the rate of 3% per annum from the date of the Note until the Note is paid in full.

At any time after the original issuance date, the Note shall be convertible (in whole or in part) at the option of the holder into such number of fully paid and non-assessable Ordinary Shares in the following formula: Conversion Shares (as defined in the Bitcoin Purchase Agreement) equal to dividing (i) the portion of the outstanding principal and any accrued and unpaid interest thereon that the holder elects to convert; by (ii) the conversion price (the “Conversion Price”) then in effect on the date on which the holder delivers a notice of conversion to the issuer. The Conversion Price shall be US$1.20, subject to adjustment provided in the Note, such as share subdivision, combination, reclassification, exchange or substitution. The holder shall not have right to convert any portion of the Note pursuant to the aforementioned mechanism to the extent that after giving effect to such issuance after conversion would beneficially own in excess of the Beneficial Ownership Limitation (as defined in the Note to be 4.99% of the number of Ordinary Shares outstanding at the time of the respective calculation).

Warrant

Upon the Closing, the Company shall issue a Warrant to the name of the Seller and the Assignee or their respective designee/assignee to purchase up to 201,233,958 and 201,233,958 Ordinary Shares, respectively, at an exercise price of US$1.25 per Ordinary Shares (as adjusted from time to time, under the mechanism in the Warrant), in a transaction exempted from registration under the Securities Act of 1933, as amended. The holder shall not have right to exercise any portion of the Warrant to the extent that after giving effect to such issuance after exercise, the holder would beneficially own in excess of the Beneficial Ownership Limitation (as defined in the Warrant to be 4.99% of the number of Ordinary Shares outstanding at the time of the respective calculation).

The Warrant shall be exercisable, in whole or in part, during the term commencing on the issuance date of the Warrant until the 12th year anniversary of the issuance date.

“Ming Shing is an active wet trade works service provider in Hong Kong.” Stated Mr. Wenjin Li, Chief Executive Officer of Ming Shing. “We believe the Bitcoin market is highly liquid and the investment can capture the potential appreciation of Bitcoin and increase the Company’s assets. We are devoted to creating additional value for our shareholders and actively exploring options for the Company to grow further.”

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong and the United States, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk